601 Lexington Avenue New York, New York 10022

Sarkis Jebejian To Call Writer Directly: (212) 446-5944 sarkis.jebejian@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

October 23, 2013

VIA EDGAR SUBMISSION

Geoff Kruczek

Attorney-Adviser

Securities and Exchange Commission

Division of Corporation Finance, Office of

Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549-3628

Re:	The Active Network, Inc.
Schedule TO-T filed by Athlaction Merger Sub, Inc., Athlaction Holdings, LLC, Vista Equity Partners Fund III, L.P., and Vista Equity Partners Fund IV, L.P.
filed October 8, 2013, as amended October 10, 2013 and October 16, 2013
File No. 005-86639

Dear Mr. Kruczek:

On behalf of our clients, Athlaction Merger Sub, Inc. (“Purchaser”), Athlaction Holdings, LLC (“Parent”), Vista Equity Partners Fund III, L.P. (“VEPFIII”), and Vista Equity Partners Fund IV, L.P. (“VEPFIV” and together with Purchaser, Parent and VEPFIII, the “Filing Persons”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter dated October 16, 2013 (the “Comment Letter”), with respect to the Schedule TO-T filed with the Commission by the Filing Persons on October 8, 2013 (as amended, the “Schedule TO”), relating to Purchaser’s tender offer for all of the outstanding shares of common stock of The Active Network, Inc. (the “Company”). The responses below correspond to the captions and numbers of those comments in your letter (which are reproduced below in italics). In addition, the Filing Persons are simultaneously filing Amendment No. 3 to the Schedule TO (“Amendment No. 3”) in response to the Comment Letter. Unless explicitly set forth herein, capitalized terms shall have the meanings ascribed to them in the Schedule TO.

Securities and Exchange Commission

October 23, 2013

Schedule TO

1.	We note that Purchaser and Parent were formed for the purpose of the effecting the disclosed transactions and that VEPF III and VEPF IV have no business operations other than investing the funds it will receive from affiliates. It also appears that each officer and director of each entity listed above is employed by Vista Equity Partners. Given this, please provide us your analysis why you believe Vista Equity Partners is not a bidder in this tender offer. See Rule 14d-1(g)(2) and Section II.D.2 of our Current Issues Outline, available at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

Response:

The officers and directors of the Filing Persons are employed by Vista Equity Partners III, LLC (“Vista Equity Partners”). Amendment No. 3 amends the Offer to Purchase to clarify that this is the entity that employs the officers and directors of the Filing Persons.

The Filing Persons respectfully advise the Staff that they do not believe that Vista Equity Partners is a bidder for purposes of Regulation 14D. In reaching this conclusion, the Filing Persons carefully reviewed the definition of a “bidder” in Rule 14d-1(g)(2) of Regulation 14D, which defines “bidder” in a tender offer as “any person who makes a tender offer or on whose behalf a tender offer is made” and considered the guidance set forth in Section II.D.2 -“Identifying the Bidder in a Tender Offer” of the November 14, 2000 Current Issues Outline (the “Outline”). First, we emphasize that Vista Equity Partners is not making the Offer and the Offer is not made on its behalf; instead, the Offer is made by and for the benefit of the Filing Persons. Second, we have identified the factors highlighted in the Outline and set forth our analysis of the applicability of each factor to the role of Vista Equity Partners in the Offer below. For the reasons set forth in greater detail below, we do not believe that Vista Equity Partners is a bidder in the Offer because, while Vista Equity Partners provides investment advice and management services to VEPF III and VEPF IV and employees of Vista Equity Partners act on behalf of VEPF III and VEPF IV in such capacity, Vista Equity Partners does not otherwise have decision making authority with respect to initiating, structuring or negotiating the Offer, is not otherwise acting together with the Filing Persons, does not otherwise control the terms of the Offer, is not providing or otherwise playing a primary role in obtaining financing for the Offer, does not control the Filing Persons, did not form or cause Parent or Purchaser to be formed, and will not own any Shares or assets of the Company upon consummation of the Offer and the Merger.

•	Outline Factor: Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

Analysis: While Vista Equity Partners has contracted with VEPF III and VEPF IV to provide VEPF III and VEPF IV with investment advice and management services and employees of Vista Equity Partners act on behalf of VEPF III and VEPF IV in such capacity, ultimate decision-making authority with respect to the initiation, structuring and negotiation of the Offer resides with the Filing Persons.

Securities and Exchange Commission

October 23, 2013

•	Outline Factor: Is the person acting together with the named bidder?

Analysis: While Vista Equity Partners provides investment advice and management services to VEPF III and VEPF IV and employees of Vista Equity Partners act on behalf of VEPF III and VEPF IV in such capacity, Vista Equity Partners will not be a co-investor with VEPF III or VEPF IV with respect to their investment in the Company, and accordingly, are not acting together with the Filing Persons in the manner contemplated by the Outline.

•	Outline Factor: To what extent did or does the person control the terms of the offer?

Analysis: Vista Equity Partners is not a party to any of the agreements relating to the Offer or the Merger and does not control the terms of the Offer.

•	Outline Factor: Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

Analysis: While Vista Equity Partners provides investment advice and management services to VEPF III and VEPF IV and employees of Vista Equity Partners act on behalf of VEPF III and VEPF IV in such capacity, Vista Equity Partners is not providing or otherwise playing a primary role in obtaining any financing in connection with the Offer. Indeed, Vista Equity Partners is not a party to either the Equity Commitment Letter or the Debt Commitment Letter.

•	Outline Factor: Does the person control the named bidder, directly or indirectly?

Analysis: While Vista Equity Partners provides investment advice and management services to VEPF III and VEPF IV and employees of Vista Equity Partners act on behalf of VEPF III and VEPF IV in such capacity, it does not control, directly or indirectly, any of the Filing Persons.

•	Outline Factor: Did the person form the nominal bidder, or cause it to be formed?

Analysis: Parent and Purchaser were formed by and for the benefit of VEPF III and VEPF IV and not by or for Vista Equity Partners.

•	Outline Factor: Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

Analysis: Vista Equity Partners will not be the owner of the Shares after the consummation of the Offer. Rather, the Shares will be owned by the Filing Persons.

Furthermore, adding Vista Equity Partners as a bidder would not provide any material information to the Company stockholders that is not already publicly disclosed.

Securities and Exchange Commission

October 23, 2013

The Filing Persons also respectfully note the Staff’s position stated in the Outline that “if a named bidder is an established entity with substantive operations and assets apart from those related to the Offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders. Each of VEPF III and VEPF IV is a private equity fund engaged in the purchase, sale and ownership of private equity investments. Each of VEPF III and VEPF IV has controlling and other investments in multiple portfolio companies and had or has significant capital commitments from its investors. Accordingly, VEPF III and VEPF IV are established entities with substantive operations and assets apart from those related to the Offer. As such, it is not necessary to proceed further up the chain of ownership or control to analyze whether control persons of VEPF III and VEPF IV are co-bidders.

Item 10. Financial Statements, page 6

2.	While we note your disclosure on pages 4-5 of the offer to purchase, we also note this offer is subject to the Financing Proceeds Condition. Please revise to include the financial statements required by Item 1010(a) and (b) of Regulation M-A for each bidder, or your analysis why such disclosure is not required. Please include in your response the purpose of the “Lanyon Contribution” to “Holdings” mentioned in Exhibit (b)(1).

Response:

Item 10 of Schedule TO requires disclosure of certain financial information of the bidders if material. Pursuant to Instruction 2 to Item 10 of Schedule TO, financial statements of a bidder in a tender offer are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) either the offeror is a public reporting company or the offer is for all outstanding securities of the subject class.

The consideration in the Offer is solely for cash and is for all outstanding shares of the Company. It is expected that the Financing Proceeds Condition will be satisfied or waived at least five (5) business days prior to the final expiration of the Offer and Purchaser expects to extend the Offer, if necessary, to ensure that at least five (5) business days will remain prior to the final expiration of the Offer following disclosure of such satisfaction or waiver of the Financing Proceeds Condition, and notice of such satisfaction or waiver will be disseminated in a manner reasonably calculated to inform security holders thereof, and upon such satisfaction or waiver, the circumstances described in the “safe harbor” pursuant to Instruction 2 to Item 10 of Schedule TO will be applicable.

Notwithstanding the availability of the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO, Instruction 1 to Item 10 of Schedule TO states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” The Filing Persons do not believe that the financial statements of the Filing Persons are material to Company stockholders, for the following reasons:

•	As disclosed in the Offer to Purchase, each of Parent and Purchaser was formed on September 23, 2013, solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and the arranging of the Equity Financing and Debt Financing in connection with the Offer and the Merger. The disclosure of financial statements for Parent and Purchaser would therefore not provide Company stockholders with any additional meaningful information.

Securities and Exchange Commission

October 23, 2013

•	The Filing Persons believe that the financial statements of VEPF III and VEPF IV would not be material to a stockholder’s decision with respect to the Offer because the Offer is not subject to a condition with respect to the Equity Commitment Letter or to the availability of funds from VEPF III and VEPF IV.

•	Further, only the equity commitments that have been made by VEPF III and VEPF IV (which equity commitments have been disclosed as Exhibit (d)(4) to the Schedule TO) are relevant in the context of the Schedule TO because VEPF III and VEPF IV are not parties to the Merger Agreement and have not agreed to contribute amounts to complete the Offer in excess of these disclosed equity commitments. As more fully set forth in the Equity Commitment Letter, VEPF III and VEPF IV have uncalled capital commitments or otherwise have available funds equal to or in excess of the $660 million of Equity Financing committed by them for the Offer. No other assets that would be identified on a balance sheet for any of the Filing Persons are relevant to a stockholder’s decision to sell, hold or tender shares in the Offer because such assets would not be available to fund the payment of tendered Shares in the Offer.

•	If the Minimum Condition and the other Tender Offer Conditions are satisfied, then upon the closing of the Offer and consummation of the Merger, all Company stockholders, whether such stockholders tender Shares or not, will receive solely cash for such Shares and not stock or other securities of Parent or its affiliates. As a result, the financial condition and results of operations of the Filing Persons would not provide meaningful information to any of the Company’s stockholders as such stockholders will have no ongoing interest in the business or operations of Parent or its affiliates after the closing of the Offer and consummation of the Merger.

•

Even if the existence of the Financing Proceeds Condition limits the availability of the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO, nevertheless such condition does not result in financial statements being material to stockholders. If the

Securities and Exchange Commission

October 23, 2013

proceeds from the Debt Commitment Letter are not available, the Filing Persons will be unable to purchase the shares tendered into the Offer unless Parent and Purchaser are able to obtain alternative debt financing. According to the terms of the Merger Agreement, Parent must use its reasonable best efforts to arrange as promptly as practicable to obtain alternative financing in an amount sufficient to consummate the Offer and the Merger on terms and conditions that are not materially less favorable, in the aggregate, to Purchaser and Parent. At the present time, neither Parent nor Purchaser has any sources of debt financing other than those disclosed in the Schedule TO.

Therefore, the Filing Persons respectfully submit that the financial condition of the Filing Persons is not material.

In response to the second part of the Staff’s comment, Amendment No. 3 amends the Offer to Purchase to provide explanatory information about the Lanyon Contribution.

Offer to Purchase

3.	The statement in the first paragraph that Merger Sub is a “limited liability company” appears to be incorrect. Please revise.

Response:

In response to the Staff’s comment, Amendment No. 3 amends the Offer to Purchase to correctly refer to Purchaser as a Delaware corporation.

4.	We note the last paragraph on page 3. Given your disclosure on pages 27-29 regarding what triggers the obligation to provide the Equity Financing, it appears that the Equity Financing should also be included as part of the Financing Proceeds Condition, or as a separate offer condition altogether. Please revise or advise.

Response:

The Filing Persons acknowledge the Staff’s comment, but respectfully submit that the funding of the Equity Financing pursuant to the Equity Commitment Letter is not a condition to the Offer under the terms of the Merger Agreement because, among other reasons (including those set forth below in response to Comment 5), the funding of the Equity Financing is within the control of the Filing Persons. As a result the Filing Persons’ disclosures are accurate and do not require revision.

Securities and Exchange Commission

October 23, 2013

5.	We note your disclosure on pages 27 and 29 regarding when the “Credit Facilities” will be available and “Debt Funding” will occur. Please note that all conditions, except those relating to regulatory approval, must be satisfied or waived at or before expiration of the offer. Please confirm your understanding. Please also apply this guidance to the Equity Financing mentioned in this section, given the timing of such financing as disclosed on page 29, as well as the conditions that trigger the obligation to provide it. Currently, your disclosure indicates that the Financing Proceeds Condition may be satisfied at expiration, but it appears from your disclosure regarding when proceeds will be received that waiver of such condition at expiration is the only possibility.

Response:

If the Acceptance Time occurs, then the funding of the Equity Financing and the Debt Financing, the consummation of the Offer, the exercise of the Top-Up Option, if any, and the consummation of the Merger will occur in that order, as applicable, and substantially simultaneously. Accordingly, we confirm our understanding that all conditions to the Offer must be satisfied or waived prior to the Acceptance Time. However, if any such conditions are not satisfied or waived at the time of expiration of the Offer, then the Offer will be either terminated or extended in accordance with the Merger Agreement. Consistent with the Commission’s rules, the Filing Persons will issue a press release before 9 a.m. the morning following the expiration of the Offer announcing whether the Acceptance Time has occurred or if the Offer has been extended. In response to the Staff’s comment, Amendment No. 3 amends the Offer to Purchase to clarify that following the Expiration Time, if all of the Tender Offer Conditions are either satisfied or waived, then the Acceptance Time will occur, or if any of the Tender Offer Conditions are not satisfied or waived, then the Offer will be extended or terminated in accordance with the Merger Agreement.

In addition, it is expected that the Financing Proceeds Condition will be satisfied or waived at least five (5) business days prior to the final expiration of the Offer and Purchaser expects to extend the Offer, if necessary, to ensure that at least five (5) business days will remain prior to the final expiration of the Offer following disclosure of such satisfaction or waiver of the Financing Proceeds Condition. The Filing Persons acknowledge that upon such satisfaction or waiver of the Financing Proceeds Condition, they will promptly file an amendment to the Schedule TO in accordance with Rule 14d–3(b)(1) disclosing this change and confirm that they will disseminate this disclosure in a manner reasonably calculated to inform security holders as required by Rule 14d–4(d).

Finally, as discussed in our response to Comment 4, the funding of the Equity Financing pursuant to the Equity Commitment Letter is not a condition to the Offer.

How long do I have to decide, page 5

6.	Please clarify how you will accept shares for payment “on or about November 5, 2013” given your disclosure that the offer expires at midnight on November 6, 2013. Also, we note that shares delivered by a Notice of Guaranteed Delivery “do not need to be counted” toward satisfaction of the Minimum Condition. Clarify whether shares so delivered will be counted towards the satisfaction of the Minimum Condition or not.

Securities and Exchange Commission

October 23, 2013

Response:

In response to the Staff’s comment, Amendment No. 3 amends the Offer to Purchase to reflect that we will accept Shares for payment on or about November 6, 2013.

In addition, Amendment No. 3 amends the Offer to Purchase to reflect that Purchaser and Parent shall exclude for purposes of determining whether the Minimum Condition has been satisfied Shares tendered in the Offer pursuant to a Notice of Guaranteed Delivery that have not yet been delivered in settlement or satisfaction of such guarantee.

7.	Please clarify the circumstances under which the Merger may be ineligible pursuant to Section 251(h) of the DGCL.

Response:

In response to the Staff’s comment, Amendment No. 3 amends the Offer to Purchase to provide additional information about the circumstances under which the Merger may be ineligible pursuant to Section 251(h) of the DGCL and to add disclosure that the Filing Persons do not foresee any reason that would prevent the Merger from being completed pursuant to Section 251(h) of the DGCL following the consummation of the Offer.

8.	Please disclose the number of shares that need to be tendered such that exercise of the top-up option reaches the 90% threshold.

Response:

In response to the Staff’s comment, Amendment No. 3 amends the Offer to Purchase to state that if the Minimum Condition is satisfied, then no additional Shares need to be tendered for Purchaser and Parent to own at least 90% of the Shares outstanding after giving effect to the consummation of the Offer and, if necessary, the Top-Up Option.

Terms of the Offer, page 14

9.	Please refer to the last paragraph on this page. The disclosure in (i) implies that the Marketing Period may extend beyond expiration of the offer and that you may assert this condition following such expiration and prior to acceptance. Please note that all conditions, except those relating to regulatory approval, must be satisfied or waived at or before expiration of the offer. Please confirm your understanding and revise your disclosure accordingly.

Securities and Exchange Commission

October 23, 2013

Response:

The Filing Persons confirm their understanding that while the occurrence of the Acceptance Time is subject to the satisfaction or waiver of a number of conditions, including the receipt of certain governmental regulatory approvals, the satisfaction or waiver of such conditions, including the receipt of such governmental regulatory approvals, are also conditions to the closing of the Offer and under no circumstances will the Acceptance Time occur without the satisfaction or waiver of such conditions, including the receipt of such approvals. Indeed, as discussed in response to Comment 5, all conditions to the Offer, including the condition relating to the Marketing Period, must be satisfied or waived prior to the Acceptance Time. However, if any such conditions are not satisfied or waived at the time of expiration of the Offer, then the Offer will be either terminated or extended in accordance with the Merger Agreement. In response to the Staff’s comment, as noted in response to Comment 5, Amendment No. 3 amends the Offer to Purchase to clarify that following the Expiration Time, if all of the Tender Offer Conditions are either satisfied or waived, then the Acceptance Time will occur, or if any of the Tender Offer Conditions are not satisfied or waived, then the Offer will be extended or terminated in accordance with the Merger Agreement.

Certain Information Concerning the Company, page 24

10.	You may not disclaim responsibility for your disclosure. Please revise the first full paragraph on page 25 accordingly.

Response:

In response to the Staff’s comment, Amendment No. 3 amends the Offer to Purchase to remove the last paragraph under Section 7 “Certain Information Concerning the Company”.

Certain Information Concerning Parent and Purchaser, page 25

11.	Please tell us the reasons for the numerous knowledge qualifiers. What prevents you from knowing and disclosing this information? Please explain or revise, as appropriate.

Securities and Exchange Commission

October 23, 2013

Response:

In response to the Staff’s comment, Amendment No. 3 revises the first four paragraphs under the heading “Certain Relationships Between Parent, Purchaser, VEPF III, VEPF IV and the Company” in Section 8 “Certain Information Concerning Parent and Purchaser” of the Offer to Purchase to clarify that, where knowledge qualifiers are disclosed, the Filing Persons have made reasonable inquiry with such persons with respect to the relevant subject matter. The Filing Persons have no knowledge that the responses received from such individuals are inaccurate or incomplete, however, the Filing Persons are not able to verify whether the responses received from such individuals were accurate and complete. Accordingly, the Filing Persons believe the knowledge qualifications, as revised, are necessary in such circumstances.

12.	Although you say that Schedule I includes information for each member of the “Participant Group,” it appears VEPF III is not mentioned in that schedule. Please revise. Please also confirm your reference on page 26 to “None of the persons listed in Schedule I” includes all entity filing persons and include the disclosure required by Item 1003 of Regulation M-A for all entities specified in Instruction C to Schedule TO, including the general partnerships mentioned in Schedule I. See Item 1003(b) of Regulation M-A.

Response:

VEPF III was initially omitted from Schedule I because it does not currently hold an equity interest in Parent or Purchaser. VEPF III has committed to provide the Equity Financing pursuant to the Equity Commitment Letter, and after providing such Equity Financing, VEPF III will hold an equity interest in Parent. In response to the Staff’s comment, Amendment No. 3 amends Schedule I to include disclosure regarding VEPF III. In addition, the Filing Persons confirm that none of the persons listed in Schedule I (as amended by Amendment No. 3) has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Filing Persons further confirm that none of the persons listed in Schedule I (as amended by Amendment No. 3) has, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Source and Amount of Funds, page 26

13.	Please disclose the interest rate information as described in the debt commitment letter.

Response:

In response to the Staff’s comment, Amendment No. 3 amends the Offer to Purchase to disclose certain interest rate information as described in the Debt Commitment Letter.

Securities and Exchange Commission

October 23, 2013

Plans for the Company, page 5

14.	We note the matters disclosed on page 55 for which you have no current plans. Please revise to address the matters in Item 1006(c)(1) and (2) of Regulation M-A. Also revise to address whether you have any proposals or negotiations regarding each of the matters specified, as revised.

Response:

In response to the Staff’s comment, Amendment No. 3 amends the Offer to Purchase to address the matters in Item 1006(c)(1) and (2) of Regulation M-A.

Certain Conditions of the Offer, page 56

15.	We note from the last paragraph that the conditions of the offer may be waived in the “sole discretion” of Purchaser or Parent. Please revise to include an objective standard for determining whether to waive a stated condition or whether that condition has been satisfied.

Response:

The disclosure referred to by the Staff’s comment states that Purchaser or Parent may waive any condition to the Offer in their sole discretion. The statement is limited to Purchaser’s or Parent’s ability to waive any condition to the Offer, and does not extend to a determination as to whether any condition has been satisfied. Accordingly, the Filing Persons respectfully submit that the disclosure complies with applicable requirements.

Miscellaneous, page 60

16.	Please revise the first paragraph to be consistent with Rule 14d-10(b)(2), or explain how your disclosure complies with Rule 14d-10(a).

Response:

In response to the Staff’s comment, Amendment No. 3 revises the paragraph in the Offer to Purchase referred to in the Staff’s comment to be consistent with Rule 14d-10(b)(2).

*        *        *         *        *

Securities and Exchange Commission

October 23, 2013

The acknowledgments of each of the Filing Persons requested at the end of your letter are attached as Exhibit A to this letter. Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter or the Schedule TO.

Sincerely,

/s/ Sarkis Jebejian

Sarkis Jebejian

cc:	Daniel F. Duchovny, Special Counsel - Office of Mergers & Acquisitions

Athlaction Merger Sub, Inc.

Athlaction Holdings, LLC

Vista Equity Partners Fund III, L.P.

Vista Equity Partners Fund IV, L.P.

Exhibit A

Geoff Kruczek

Attorney-Adviser

Securities and Exchange Commission

Division of Corporation Finance, Office of

Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549-3628

Re:	The Active Network, Inc.
Schedule TO-T filed by Athlaction Merger Sub, Inc., Athlaction Holdings, LLC, Vista Equity Partners Fund III, L.P., and Vista Equity Partners Fund IV, L.P.
filed October 8, 2013, as amended October 10, 2013 and October 16, 2013
File No. 005-86639

Dear Mr. Kruczek:

As requested in your letter dated October 16, 2013, each of the undersigned hereby acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Sarkis Jebejian (212-446-5944 or sarkis.jebejian@kirkland.com) of Kirkland & Ellis LLP.

Sincerely,

ATHLACTION MERGER SUB, INC.

By	/s/ James M. Ford
Name:	James M. Ford
Title:	Chief Executive Officer
Date:	October 23, 2013

ATHLACTION HOLDINGS, LLC

By	/s/ James M. Ford
Name:	James M. Ford
Title:	Chief Executive Officer
Date:	October 23, 2013

VISTA EQUITY PARTNERS FUND III, L.P.

By	Vista Equity Partners Fund III GP, LLC
Its:	General Partner

By	VEFIIGP, LLC
Its:	Senior Managing Member

By	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member
Date:	October 23, 2013

VISTA EQUITY PARTNERS FUND IV, L.P.

By	Vista Equity Partners Fund IV GP, LLC
Its:	General Partner

By	VEFIIGP, LLC
Its:	Senior Managing Member

By	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member
Date:	October 23, 2013